UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2022

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-799-6183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 13, 2022, NeuroSense Therapeutics Ltd. (the “Company”), will present results from the Stage III ALS biomarker study (the “Study”) at the World Orphan Drug Congress in Boston, MA, in continuation to the positive results reported on June 27, 2022.

The Study analyzed blood samples from people living with ALS, treated with standard of care. PrimeC, the Company’s lead combination drug candidate for the treatment of ALS, was shown to induce alterations in key ALS biomarkers. Specifically, levels of disease-related biomarkers, TDP-43 and PgJ2, were evaluated over 12 months. TDP-43 and PgJ2 remained steady and unchanged in matched patients, not treated with PrimeC, in contrast to the statistically significant attenuation portrayed in these biomarkers during the NST002 Phase IIa study, when PrimeC was administered.

These results further confirm PrimeC’s mechanism of action, as they expand insight into ALS-related biomarkers and their correlation to the progression of disease symptoms.

A slide of the biomarker study results is filed herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	PrimeC Biomarker Study Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: July 13, 2022	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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